July 26, 2024

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Stickel

Re:	Blue Ridge Bankshares, Inc.

Registration Statement on Form S-3

File No. 333-280939

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, Blue Ridge Bankshares, Inc., a Virginia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on July 22, 2024 (File No. 333-280939), to 5:00 p.m., Eastern Time, on July 29, 2024, or as soon thereafter as practicable.

The Company respectfully requests that it be notified when this request for acceleration has been granted by a telephone call or email to Scott H. Richter of Williams Mullen at (804) 420-6221 or srichter@williamsmullen.com. Thank you for your assistance.

Sincerely,

Blue Ridge Bankshares, Inc.

By:	/s/ G. William Beale
G. William Beale
President and Chief Executive Officer

cc:	Scott H. Richter